Exhibit 99.1
Amarin Corporation plc
Interim financial statements as of and for the six months
ended June 30, 2006 and 2005
(Unaudited)

Interim financial statements as of and for the six months ended June 30, 2006 and 2005
Management’s commentary on results
Management presents the interim financial statements at June 30, 2006. These should be read in conjunction with the annual report filed with the Securities and Exchange Commission under Form 20-F for the year ended December 31, 2005.
Amarin reported a net loss for the six months ended June 30, 2006 of $13.2 million or a loss of $0.17 per American Depositary Share (ADS), compared with a net loss of $9.8 million or a loss of $0.24 per ADS in the six months ended June 30, 2005.
The results for the six months ended June 30, 2006 are set out in further detail below.
PROFIT AND LOSS ACCOUNT
Period Ended June 30, 2006 (UK GAAP — UNAUDITED)
Selected Income Statement Data

	Six months ended June 30
	2006	2005
		as restated*
	Total	Total
	$’000	$’000
Revenue:
Revenue	—	—

Operating expenses:
Research & development	6,698	3,862
Selling, general & administrative	5,990	4,752
Share-based compensation	1,166	841
Group restructuring	531	—
Amortization of intangible assets	337	337

Operating expenses	14,722	9,792

Operating loss	(14,722)	(9,792)

*	restated due to the adoption of FRS 20 on January 1, 2006, see note 7.
For the six months ended June 30, 2006, the operating loss was $14.7 million, an increase of $4.9 million, compared with an operating loss of $9.8 million for the same period in 2005. The increase is primarily due to increased research and development costs, additional spend on professional fees due to increased activity and regulatory requirements and restructuring costs associated with the relocation of the research and development function to Oxford, England and the consolidation of administrative functions in Dublin, Ireland.
Research and development costs of $6.7 million reflect staff costs, third party research contract costs, preclinical study costs, clinical supplies, research and development overheads and significant costs associated with the on-going phase III trials in Huntington’s Disease (“HD”), including costs payable to the two organizations running the HD trials, namely, the Huntington’s Study Group (“HSG”) acting through the University of Rochester and Icon Clinical Research Limited, a subsidiary of Icon, plc.
Selling, general and administrative costs of $6.0 million primarily represent Amarin’s general corporate overhead, the company’s substantial investment in intellectual property and the business and corporate development costs of pursuing our growth strategy, including the costs of evaluating potential in-licensing and acquisition opportunities. In addition group restructuring costs of $0.5 million, consisting of fixed asset impairments and redundancy costs associated with the relocation of the research and development function to Oxford, England and the consolidation of administrative functions in Dublin, Ireland, were incurred during the six months to June 30, 2006.
The restructuring activity primarily represents the relocation of Amarin’s UK functions from Stirling, Scotland and Curzon Street, London to Oxford, England. The benefits of the restructuring are expected to be a significant improvement in operating effectiveness and cost savings. Excluding these restructuring costs, the $1.2 million increase in selling, general and administration costs from the six months June 30, 2005 was primarily due to increased professional fees, including the costs associated with the AIM and IEX listing and preparation for the implementation of Sarbanes-Oxley.
The operating loss includes a non-cash charge of $1.2 million in respect of share based compensation expense due to the adoption of FRS 20 “Share based payment”, which became effective January 1 2006. The corresponding figure for the period ended June 30, 2005 is $0.8 million. There was no stock based compensation expense prior to the adoption of FRS 20. The adoption of FRS 20 has no impact on the net assets of the company.
Net interest receivable and similar income represent interest earned on cash and a non-cash foreign currency gain. This non-cash gain primarily arises on the accounting translation of our Sterling and Euro cash balances into US dollars. Amarin adopts a risk-averse approach to foreign currency exposure and does not engage in foreign currency speculation. Cash balances are held in the currency in which the future expenditure is expected to be incurred.
CASHFLOW AND NET ASSETS
As of June 30, 2006, Amarin had cash and cash equivalents of $28.8 million and net current assets of $24.2 million. As of December 31, 2005, Amarin had cash and cash equivalents of $33.9 million and net current assets of $28.7 million. Total net cash outflow on operations was $13.6 million for the six months ended June 30, 2006, an increase of $4.5 million from the outflow of $9.1 million for the six months ended June 30, 2005. The increase in cash outflow reflects the costs associated with on-going phase III clinical trials for Miraxion in Huntington’s disease and administration costs.
Cashflows on investment and servicing of finance comprise interest received in the six months to June 30, 2006 of $607,000 ($153,000 for the six months to June 30, 2005), together with interest paid in the six months to June 30, 2006 of $nil ($65,000 for the six months ended June 30, 2005). Interest received was higher in 2006 than 2005 due to higher cash balances reflecting the cash raised in the December 2005 fundraising together with the January 2006 and April 2006 fundraising.
Cashflows from taxation represent cash received in the form of research and development tax credits, as explained in note 4.
Cash used in investing activities during the six months ended June 30, 2006 was $37,000 which reflects fixed asset acquisitions. The net cash used in investing activity in the six months ended June 30, 2005 of $57,000 also reflects fixed asset acquisitions.
Net cash generated from financing activities was $6.9 million in the six months ended June 30, 2006 reflecting gross proceeds of $2.1 million through the sale of approximately 0.8 million ADS’s in a private placement in January 2006 and $4.2 million through the completion of a registered offering of 2.4 million American Depository Shares (“ADS’s”) in March 2006 (which was completed pursuant to pre-existing contractual commitments arising from a previously completed financing in May 2005). In addition, proceeds from the exercise of options by current and former employees amounted to $1.0 million.
Net cash generated from financing activities was $14.8 million in the six months ended June 30, 2005 reflecting gross proceeds of $17.8 million through the completion of a registered offering of 13.7 million ADS’s together with the proceeds from the exercise of options by former employees of $0.3 million. After offering fees, expenses and the redemption of the remaining $2.0 million of loan notes in connection with the purchase of shares by Amarin Investment Holding Limited (“AIHL”) a company controlled by Amarin’s chairman, Mr. Thomas Lynch, referred to below, the net proceeds of the registered offering were approximately $14.5 million.
GOING CONCERN
     At June 30, 2006, Amarin had a cash balance of $28.8 million and the directors forecast that the Company will have sufficient cash to fund operations into the fourth quarter of 2007 and, with potential revenue from partnering activities, possibly beyond. Amarin raised gross proceeds of $50.4 million in aggregate over the 15 month period ended June 30 2006. The directors therefore believe that it is appropriate that these financial statements are prepared on a going concern basis. This basis of preparation assumes that the Company will continue in operational existence for the foreseeable future.
RECENT DEVELOPMENTS
The following summarizes recent material events relating to the business, including material changes in affairs that have occurred since March 30, 2006, the date on which the Company’s most recent Annual Report on Form 20-F was filed with the SEC.
Miraxion for Huntington’s disease
Miraxion for Huntington’s disease is being developed under a Special Protocol Assessment agreed with the US Food and Drug Administration (“FDA”), has been granted fast track designation by the FDA and has received orphan drug designation in the US and Europe. In the two ongoing phase III trials, Amarin announced the full enrollment of the US trial in June and the European trial in July.
Acquisition of Parkinson’s disease drug candidate
Amarin acquired the global rights to a novel oral formulation of Apomorphine for the treatment of “off” episodes in patients with advanced Parkinson’s disease. The novel oral formulation provides rapid absorption of Apomorphine directly into the bloodstream after sublingual administration. This novel formulation would offer patients an improved alternative to the currently available injectable formulation of Apomorphine.
Formation of Scientific Advisory Board
The Scientific Advisory Board (“SAB”), which held its inaugural meeting in May 2006, will serve to counsel Amarin on evaluating new product opportunities, guiding on clinical and regulatory pathways, and advising on the significance of new scientific and clinical results from Amarin’s research programmes. The SAB is comprised of experienced and accomplished medical and clinical management.
Listing on London and Irish stock exchanges
Amarin obtained secondary listings on the AIM Market of the London Stock Exchange and the IEX market of the Irish Stock Exchange on July 11, 2006. Amarin has retained its primary listing on the NASDAQ and did not seek any additional capital as part of the listing process. The listing enables European investors to trade Amarin shares on an open market whether it be NASDAQ, AIM or IEX.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Amarin Corporation plc
We have reviewed the accompanying condensed consolidated balance sheet of Amarin Corporation plc and subsidiaries as of June 30, 2006, and the related condensed consolidated statements of income and cash flows for the six-month periods ended June 30, 2006 and 2005, collectively the “interim financial statements”. These interim financial statements are the responsibility of the company’s management. We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom and the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United Kingdom.
We have previously audited, in accordance with International Standards on Auditing (UK and Ireland) and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Amarin Corporation plc and subsidiaries as of December 31, 2005, and the related consolidated statements of income, retained earnings, and cash flows for the year then ended (not presented herein); and in our report dated March 30, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 14 and 15 to the interim financial statements.
PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Cambridge, England
6 September 2006

Consolidated profit and loss account (UK GAAP)

		Six months to	Six months to
		30 June 2006	30 June 2005
Unaudited	Note		as restated
		$’000	$’000
Turnover		—	—

Cost of sales		—	—

Gross profit		—	—

Operating expenses	3	(14,722)	(9,792)

Operating loss		(14,722)	(9,792)

Interest receivable and similar income		1,003	153
Interest payable and similar charges		—	(512)

Loss on ordinary activities before tax		(13,719)	(10,151)
Tax on loss on ordinary activities	4	553	380

Retained loss for the financial period		(13,166)	(9,771)

		$	$
Basic loss per ordinary share		(0.17)	(0.24)
Diluted loss per share		(0.17)	(0.24)
The Group has no recognized gains and losses other than those included in the loss above, and therefore no separate statement of total recognized gains and losses has been presented.
The accompanying notes are an integral part of these interim financial statements.

Consolidated balance sheet (UK GAAP)

		30 June	31 December
	Note	2006	2005
		$’000	$’000
		Unaudited	Audited
Fixed assets
Intangible assets		9,290	9,627
Tangible assets		198	460

		9,488	10,087

Current assets
Debtors		2,251	2,766
Cash at bank and in hand		28,815	33,907

		31,066	36,673

Creditors: amounts falling due within one year		(6,852)	(8,000)

Net current assets		24,214	28,673

Total assets less current liabilities		33,702	38,760

Creditors: amounts falling due after more than one year		(137)	(165)
Provisions for liabilities and charges	6	(85)	(15)

Net assets		33,480	38,580

Capital and reserves
Called up share capital	8	7,121	6,778
Capital redemption reserve	8	27,633	27,633
Treasury shares	9	(217)	(217)
Share premium account	9	130,654	124,097
Profit and loss account	9	(131,711)	(119,711)

Equity shareholders’ funds		33,480	38,580

The accompanying notes are an integral part of these interim financial statements.

Reconciliation of movements in group shareholders’ funds
(UK GAAP)
	Six months
	ended	Year ended
	30 June	31 December
	2006	2005
		as restated
	$’000	$’000
	Unaudited	Audited
Loss for the financial period	(13,166)	(20,426)
New share capital issued	7,291	44,538
Share issuance costs	(391)	(3,944)
Share based compensation	1,166	1,719

Net change in shareholders’ (deficit)/funds	(5,100)	21,887
Opening shareholders’ funds	38,580	16,693

Closing shareholders’ funds	33,480	38,580

The accompanying notes are an integral part of these interim financial statements.

Consolidated cash flow statement (UK GAAP)

		Six months	Six months
		to	to
		30 June 2006	30 June 2005
			as restated
Unaudited	Note	$’000	$’000

Net cash outflow from operating activities		(13,557)	(9,100)

Returns on investment and servicing of finance
Interest received and similar income		607	153
Interest paid on loans and overdrafts		—	(65)

Net cash inflow from returns on investments and servicing finance		607	88

Taxation
Corporation tax refund	4	604	75

Capital expenditure and financial investment
Purchase of tangible fixed assets		(37)	(57)

Net cash outflow from capital expenditure and financial investment		(37)	(57)

Cash outflow before management of liquid resources and financing		(12,383)	(8,994)

Management of liquid resources		—	—

Financing
Issue of ordinary share capital		7,291	18,178
Expenses of issue of ordinary share capital		(391)	(1,344)
Redemption of debt	10	—	(2,000)
Repayment of principal on finance lease	10	(5)	—

Net cash inflow from financing		6,895	14,834

(Decrease)/increase in cash	11	(5,488)	5,840

The accompanying notes are an integral part of these interim financial statements.

Reconciliation of operating loss to net cash outflow from operating activities (UK GAAP)

	Six months to 30 June	Six months to 30 June
	2006	2005
		as restated
Unaudited	$’000	$’000

Operating loss	(14,722)	(9,792)
Depreciation on tangible fixed assets	63	63
Share based compensation	1,166	841
Amortization of intangible fixed assets	337	337
Impairment of fixed assets	234	—
Decrease/(increase) in other debtors	407	(3)
Decrease in prepayments and accrued income	62	176
Increase/(decrease) in trade creditors	530	(433)
(Decrease)/increase in other creditors	(553)	34
Increase/(decrease) in other taxation and social security	135	(14)
Decrease in accruals and deferred income	(1,286)	(274)
Increase/(decrease) in provisions	70	(35)

Net cash outflow from operating activities	(13,557)	(9,100)

Total net cash outflow from operating activities	(13,557)	(9,100)

The accompanying notes are an integral part of these interim financial statements.

Notes to the unaudited condensed interim financial statements
1. Going concern
These interim financial statements have been prepared on the going concern basis. As reported in the ‘Management’s commentary on results’ section of these unaudited interim financial statements, Amarin is forecast to have sufficient cash to fund its operations into the fourth quarter of 2007 and, with potential revenue from partnering activities, possibly beyond. The directors are therefore satisfied that it is appropriate to adopt the going concern basis.
2. Preparation of interim financial statements
The accompanying interim financial statements as of and for the six months ended June 30, 2006 and 2005 are unaudited and have been prepared in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”) for interim financial information. Accordingly, the information set out in these unaudited interim financial statements does not comprise statutory accounts within the meaning of the Companies Act 1985.
UK GAAP differs in certain significant respects from generally accepted accounting principles in the United States (“US GAAP”). These differences have a material effect on net loss and the composition of the shareholders’ equity. A reconciliation of net loss and shareholders’ equity from UK GAAP to US GAAP is set forth in note 14 and summary consolidated cash flows presented under US GAAP are set forth in note 15.
These unaudited interim financial statements have been prepared in accordance with the accounting policies set out in, and should be read in conjunction with, Amarin’s Annual Report and Form 20-F for the year ended December 31, 2005 other than in respect of the adoption of Financial Reporting Standard 20 “Share based payment” – see note 7. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of Amarin Corporation plc and its consolidated subsidiaries have been included in these unaudited interim financial statements. Operating results for the six months ended June 30, 2006, are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.
3. Operating loss

	Six months ended June 30
	2006	2005
		as restated	*
	Total	Total
	$’000	$’000
Operating expenses:
Research & development	7,083	4,140
Selling, general & administrative	7,639	5,652

Operating expenses	14,722	9,792

Operating loss	(14,722)	(9,792)

*	restated due to the adoption of FRS 20 on January 1, 2006, see note 7.
4. Taxation
At June 30, 2006, the taxation credit of $0.6 million relates to a research and development tax credit due on the operations of Amarin Neuroscience Limited. For the six months ended June 30, 2005, $0.4 million was receivable in respect of the research and development tax credit.

5. Loss per share
Basic loss per share for the six months ended June 30, 2006 is calculated on the loss on ordinary activities after taxation of $13.2 million (June 30, 2005: loss of $9.8 million) and on 79,763,000 ordinary shares (June 30, 2005: 40,413,000 ordinary shares), being the weighted average number of ordinary shares in issue and ranking for dividend during the period, less treasury shares in issue during the period. Fully diluted earnings per share is calculated using the weighted average number of ordinary shares in issue, less treasury shares, adjusted to reflect the effect of exercising those share options and warrants granted where the exercise price is less than the average market price of the ordinary shares during the period. The company reported a net loss from continuing operations for the six months ended June 30, 2006 and June 30, 2005. As a result the loss per share is not reduced by dilution.
6. Provisions for liabilities and charges

National
Insurance
$’000
Unaudited

At 1 January 2006	15
Increase in provision	70

At 30 June 2006	85

The provision for employer’s National Insurance contributions shown above relates to amounts due on the exercise of certain share options held by employees provided in accordance with UITF 25 and will accumulate over the vesting period of relevant options.
7. Share-based compensation
The operating loss includes a non-cash charge of $1.2 million for the period ended June 30, 2006 in respect of share-based compensation due to the adoption of FRS 20, effective January 1, 2006. The period to date charge is split $0.8 million and $0.4 million between selling, general and administration and research and development respectively. The corresponding figure for the period ended June 30, 2005 is $0.8 million. The charge for the period to June 30, 2005 is split $0.6 million and $0.2 million between selling, general and administration and research and development respectively. There was no stock based compensation charge prior to the adoption of FRS 20. The adoption of FRS 20 has no impact on the net assets of the Company.

8. Called-up share capital and capital redemption reserve

	Called-up	Capital
	share	redemption
	capital	reserve
	$’000	$’000
Issued	Unaudited	Unaudited

1 January 2006	6,778	27,633
Increase in share capital	343	—

30 June 2006	7,121	27,633

	30 June	31 December
	2006	2005
	Unaudited	Audited
	$’000	$’000

Authorized
1,559,144,066 ordinary shares of £0.05 each (31 December 2005: 1,559,144,006 ordinary shares of £0.05 each)	125,319	125,319
440,855,934 preference shares of £0.05 each (31 December 2005: 440,855,934 preference shares of £0.05 each)	40,566	40,566

	165,885	165,885

Allotted, called up and fully paid
81,453,190 ordinary shares of £0.05 each (31 December 2005: 77,548,908 ordinary shares of £0.05 each)	7,121	6,778

Issue of share capital
On January 23, 2006, the Company issued a total of 840,000 ordinary £0.05 shares in consideration for $2,100,000 (nominal value $75,000) and 294,000 warrants with an exercise price of $3.06 per share in a private equity placement, the proceeds of which will be used to fund the combined operations of the Amarin group.
On March 31, 2006, the Company issued 2,383,293 ordinary £0.05 shares in consideration for $4,171,000 (nominal value $207,000) raised in a registered direct financing which was completed pursuant to pre-existing contractual commitments arising from a previously completed financing in May 2005.
In the six months to June 30, 2006, the Company issued 680,989 shares due to the exercise of share options of nominal value $61,000 in aggregate for a total consideration of $1,020,000.
In July 2006, the Company issued 121,288 shares due to the exercise of warrants of nominal value $11,000 in aggregate for the total consideration of $173,000. These warrants were issued as part of the financing completed in December 2005.
In August 2006, the Company issued 85,000 shares due to the exercise of warrants of nominal value $8,000 in aggregate for the total consideration of $122,000. These warrants were issued as part of the financing completed in December 2005.
9. Share premium account and reserves

		Share premium	Profit and loss
	Treasury shares	account	account	Total
	$’000	$’000	$’000	$’000
	Unaudited	Unaudited	Unaudited	Unaudited

1 January 2006	(217)	124,097	(119,711)	4,169
Premium on share issue	—	6,948	—	6,948
Share issue costs	—	(391)	—	(391)
Share based compensation	—	—	1,166	1,166
Loss for the period	—	—	(13,166)	(13,166)

30 June 2006	(217)	130,654	(131,711)	(1,274)

10. Reconciliation of net cash flow to movement in net funds

	Six months to	Six months to
	30 June	30 June
	2006	2005
	$’000	$’000
	Unaudited	Unaudited

(Decrease)/increase in cash in the period	(5,488)	5,840
Cash outflow from lease financing	5	—

Change in net funds from cash flows	(5,483)	5,480
Redemption of debt	—	2,000
Foreign exchange differences	396	(447)

Movement in net funds in the period	(5,087)	7,393
Net funds at 1 January	33,882	8,989

Net funds at 30 June	28,795	16,382

Following the disposal of the US operations and certain product rights, Amarin settled its debt obligations to Elan and also issued a $5 million 5-year loan note to Elan. During September 2004, Elan sold its remaining interests in AIHL, an entity controlled by Mr. Thomas Lynch, the non-executive Chairman of Amarin. These interests included the $5 million loan note and 500,000 warrants. During October 2004, AIHL agreed to redeem $3 million of the loan note and subscribe for 2,717,391 ordinary shares with an option to redeem the remaining $2 million and subscribe for ordinary shares at the offering price of any future equity financing. Accordingly, a convertible loan note of $2 million remained outstanding at December 31, 2004. This convertible loan note carried daily interest of 8% per annum payable half yearly. During May 2005, AIHL agreed to redeem the remaining $2 million of the loan note and subscribed for 1,538,462 ordinary shares.
11. Analysis of net funds

				Other
	At 31			non	At 30
	December	Cash	Foreign	cash	June
	2005	flow	exchange	changes	2006
	Audited	Unaudited	Unaudited	Unaudited	Unaudited
	$’000	$’000	$’000	$’000	$’000
Cash at bank and in hand	33,907	(5,488)	396	—	28,815

Finance leases due after one year	(11)	—	—	5	(6)
Finance leases due within one year	(14)	5	—	(5)	(14)

	(25)	5	—	—	(20)

Total	33,882	(5,483)	396	—	28,795

12. Related party transactions
     A. Amarin Investment Holding Limited
At June 30, 2006 Amarin Investment Holding Limited (“AIHL”) which is a significant shareholder and an entity controlled by the Chairman Mr. Tom Lynch, held 10.0 million shares and 0.7 million warrants in Amarin (which is approximately 12.3% of Amarin’s entire issued share capital).
As part of the December 2005 private offering, AIHL subscribed for 594,059 ordinary shares and warrants to subscribe for 207,921 shares. In March 2006, AIHL subscribed for 302,170 ordinary shares in a registered direct financing. The offering was completed pursuant to certain pre-existing contractual commitments of the Company to investors that participated in a previously completed financing in May 2005.
In May 2005, $2 million in principal amount of the remaining loan notes held by AIHL was redeemed and the proceeds of such redemption were utilized to subscribe for 1,538,461 ordinary shares at a price of $1.30 per share as part of the registered direct offering which took place in May 2005.
     B. Future Investment Right
Several of the Company’s directors and officers subscribed for approximately 0.7 million ordinary shares in March 2006 in a registered direct financing. The offering was completed pursuant to certain pre-existing contractual commitments of the Company to investors that participated in a previously completed financing in May 2005.
     C. Icon
At June 30, 2006 Sunninghill Limited, a company controlled by one of our non-executive directors, Dr John Climax, held 6.4 million shares and 0.2 million warrants in Amarin (which was approximately 7.8% of Amarin’s entire issued share capital), and Poplar Limited, a company controlled by Dr Climax, held approximately 10.5% of Icon, plc.
In 2005, the Company entered into an agreement with Icon Clinical Research Limited (a company wholly owned by Icon plc) whereby Icon were appointed as Amarin’s contract research organization to manage and oversee its European phase III study on Miraxion (TREND 2) and to assist Amarin in conducting its US phase III study on Miraxion (TREND 1) where it will have a monitoring and central laboratory role for consistency. For the six months to June 30, 2006 Amarin had incurred costs of $3.2 million with respect to Icon. At the period end, $1.9 million is included in accruals.
Amarin’s Chairman Tom Lynch has served as a non-executive director of Icon since January 1996. He is also a member of the Icon audit committee. On March 20, 2006 Dr. Climax became a non-executive director of Amarin.
     D. Apomorphine
On 17 May 2006, the Company acquired from Dr. Tony Clarke the product rights to a novel oral formulation of Apomorphine which is used for the treatment of advanced Parkinson’s disease in patients who experience freezing or “off” periods. Dr. Tony Clarke, Vice President, Clinical Development had filed a patent related to this novel formulation of Apomorphine prior to joining Amarin in August 2005. The transaction has been structured specifically to minimize payments in the near term and to acknowledge progress with success milestones.

The consideration payable by Amarin for the acquisition of the product rights comprises an upfront payment of $75,000, milestones totaling approximately $1.3 million and a mid single digit royalty on sales. The milestone payments break down as follows:
•	future development success payments — potentially totaling $125,000

•	regulatory filing milestones of $100,000 on each filing in the US and Europe

•	approval milestones of $500,000 on each approval in the US and Europe.
     E. Dalriada
In March 2006, Amarin’s remuneration committee reviewed and approved a consultancy agreement between the Company and Dalriada Limited in relation to the provision by Dalriada Limited to the Company of corporate consultancy services, including consultancy services relating to financing and other corporate finance matters, investor and media relations and implementation of corporate strategy. Under the Consultancy Agreement, the Company will pay Dalriada Limited a fee of £240,000 per annum for the provision of the consultancy services. Dalriada Limited is owned by a family trust, the beneficiaries of which include Mr. Thomas Lynch and family members.
13. Commitments and contingencies
     A. Laxdale approval milestones
There are no capital commitments relating to the Miraxion development project. However, under the purchase agreement for Laxdale, completed on October 8, 2004, upon the attainment of specified approval milestones Amarin will be required to issue additional Ordinary Shares to the selling shareholders or make cash payments (at the sole option of each of the selling shareholders) and Amarin will be required to make royalty payments of 6% on future sales of Miraxion (consisting of 5% payable to Scarista Limited and 0.5% payable to each of Dr. Malcolm Peet and Dr. Krishna Vaddadi). Such contingent milestones may become payable upon marketing approval being obtained for approval of products (covered by Laxdale’s intellectual property) by the FDA and EMEA. The first approval obtained in the US and Europe would result in additional consideration of £7.5 million payable, for each approval, to the selling shareholders of Laxdale Limited in either cash or stock (at the sole option of each of the selling shareholders). The second approval obtained in the US and Europe would result in additional consideration of £5.0 million payable, for each approval, to the selling shareholders of Laxdale Limited.
     B. Miraxion contracted R&D expenditure
Amarin has engaged various clinical research organizations and consultants to assist in the carrying out of two phase III trials on Miraxion in Huntington’s disease. Amarin entered into a clinical trial agreement with the University of Rochester in Quarter 1, 2005. Pursuant to this agreement the University is obliged to carry out or to facilitate the carrying out of a clinical trial research study set forth in a research protocol on Miraxion in patients with Huntington’s disease in the U.S. Additionally, Amarin entered in to a similar clinical trial agreement with Icon plc to perform similar procedures in Europe in Quarter 2, 2005. These agreements may be terminated without cause by Amarin at any time during the term of the agreements on ninety days prior written notice to the other party.

	Estimated Payments due by period in $000’s from 1 January 2006
		Less
		than 1	1-2	2-3	3-4	4-5
	Total	year	years	years	years	years	Thereafter
Clinical research — University of Rochester	4,164	2,992	1,172	—	—	—	—
Clinical research — Icon	5,149	4,062	1,087	—	—	—	—

Clinical research	9,313	7,054	2,259	—	—	—	—

14. Reconciliation from UK to US GAAP

		Six months to	Six months to
		30 June	30 June
		2006	2005
			as restated
		$’000	$’000
	Note	Unaudited	Unaudited

Net loss in accordance with UK GAAP		(13,166)	(9,771)
Adjustment for treatment of intangible fixed asset	A	337	337
Adjustment for National Insurance on stock options	B	(70)	(28)
Adjustment for stock-based compensation charge	C	137	841
Adjustment for loss on securities held for trading	D	(6)	(5)
Adjustment for revenue recognition	E	50	—
Restructuring provision — staff redundancy costs	F	(80)	—
Property costs	G	(55)	—
Adjustment for vacation accrual	H	(37)	(5)
Adjustment for use of temporal method on consolidation	J	932	(415)
Release and amortization of discount on loan note	K	—	(369)

Net (loss) as adjusted to US GAAP		(11,818)	(9,415)

		$	$
US GAAP net (loss) per ordinary share — diluted		(0.15)	(0.23)
US GAAP net (loss) per ordinary share — basic		(0.15)	(0.23)

	Number	Number
	’000	’000
Shares used in computing loss per ordinary share — diluted	79,763	40,413
Shares used in computing loss per ordinary share — basic	79,763	40,413
Basic US GAAP (loss) per share as at June 30, 2006 is calculated based on the loss on ordinary activities after taxation, $11,818,000 (June 30, 2005: loss of $9,415,000) and on 79,763,000 (June 30, 2005: 40,413,000) ordinary shares, being the weighted average number of ordinary shares in issue and ranking for dividend during the period. The diluted earnings per share takes options and warrants into account. As the Company reported a net loss in the six months ended June 30, 2006 and 2005, the loss per share is not reduced by dilution.

		Six months ended	Year ended
		30 June	31 December
		2006	2005
		$’000	$’000
		Unaudited	Audited

Shareholders’ equity in accordance with UK GAAP		33,480	38,580
Adjustment for treatment of intangible fixed asset	A	(9,290)	(9,627)
Adjustment for National Insurance on stock options	B	85	15
Adjustment for loss on securities held for trading	D	18	24
Adjustment for revenue recognition	E	(450)	(500)
Restructuring provision — staff redundancy costs	F	—	80
Property costs	G	132	187
Vacation accrual	H	(115)	(78)
Adjustment for acquisition accounting	I	(41,354)	(41,354)
Adjustment for use of temporal method on consolidation	J	4	(7)

Shareholders’ (deficit) in accordance with US GAAP		(17,490)	(12,680)

     A. Treatment of intangible fixed assets
Under UK GAAP externally-purchased rights associated with pharmaceutical products which are in the clinical trials phase of development can be capitalized and amortized where there is a sufficient likelihood of future economic benefit. Under US GAAP specific guidance relating to pharmaceutical products in the development phase requires such amounts to be expensed unless they have attained certain regulatory milestones.
Under UK GAAP the Company had capitalized $9,627,000 at December 31, 2005 relating to Miraxion (formerly known as Lax-101). At June 30, 2006, the Company had capitalized $9,290,000 relating to Miraxion. These would have been expensed under US GAAP.
     B. National Insurance on Stock Options
Under UK GAAP the Company has recorded a provision of $85,000 (December 31, 2005: $15,000) relating to National Insurance (“NI”) amounts which would be payable on stock option gains at the time of exercise. Under UK GAAP NI contributions are accrued over the vesting period of the underlying option. Under US GAAP payroll taxes on stock options are accrued when the liability is incurred.
     C. Stock-based compensation
Through December 31, 2005 , the Company accounted for its stock options using the intrinsic value method set forth in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees,” (“APB No. 25”) and related interpretations. Under APB No. 25, generally, when the exercise price of the Company’s stock options equaled the market price of the underlying stock on the date of the grant, no compensation expense was recognized. The Company adopted SFAS No. 123R, using the modified-prospective transition method, beginning January 1, 2006 and therefore began to expense the fair value of all outstanding options over their remaining vesting periods to the extent the options were not fully vested as of the adoption date and began to expense the fair value of all options granted subsequent to December 31, 2005 over their requisite service periods.
Under UK GAAP the company accounted for its stock options using UITF 17 until 31 December 2005. From 1 January 2006 FRS 20 was adopted and the comparative amounts were restated where applicable. See note 7 for further details.
For the six month period ended June 30, 2006 the windfall tax benefits realized from the exercise of stock options were $147,000 and the shortfall tax losses realized from the exercise of stock options were $67,000.
The following table illustrates the impact of stock-based compensation on reported amounts for the period ended June 30, 2006:

	Six months to 30 June 2006
	Unaudited
		Impact of
		Share-Based
	As Reported	Compensation
	$'000	$'000
Net (loss)	(11,818)	(1,029)
	$	$
Basis and diluted (loss) per ordinary share	(0.15)	(0.01)
A summary of the Company’s stock option activity and related information for its option plans for the 6 months ended June 30, 2006 was as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Options	Price	Term	Value
	000's	$		$'000's
Outstanding at January 1, 2006	4,822	3.56
Granted	1,306	1.97
Exercised	(681)	1.50
Forfeited	(70)	8.78

Outstanding at June 30, 2006	5,377	3.37	7.4 years	4,065

Exercisable at June 30, 2006	2,254	5.88	5.1 years	937

The weighted average fair value of the stock options granted during the six months ended June 30, 2006 was $1.44.
A summary of the status of the Company’s nonvested options as of June 30, 2006 and changes during the six months ended June 30, 2006, is presented below:

		Weighted
		Average
		Grant Date
	Options	Fair Value
	000's	$
Nonvested at January 1, 2006	2,457	1.16
Granted	1,306	1.44
Vested	(640)	1.36

Nonvested at June 30, 2006	3,123	1.24

Had compensation for the Company’s share option plans for June 30, 2005, been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company’s net (loss) and net (loss) per share under US GAAP would have been changed to the pro forma amounts indicated below:

Six months to
30 June
2005
$'000
Unaudited
$'000
Net (loss) as reported	(9,415)
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effect	(1,361)
Add back total stock based compensation expense determined under the intrinsic value based method	—

Proforma net (loss)	(10,776)

$
Basic and diluted (loss) per ordinary share as reported	(0.23)
Proforma	(0.27)

$
Weighted average grant date fair value of options granted at the market price	1.12
options granted at a premium to the market price	—
options granted at a discount to the market price	—

Employee stock options generally vest over a three-year service period. Compensation expense recognized for all option grants is net of estimated forfeitures and is recognised over the awards’ respective requisite service periods. The fair values relating to all options granted were estimated on the date of grant using the Black-Scholes option pricing model. Expected volatilities are based on historical volatility of our stock and other factors, such as implied market volatility. This is based on analysis of daily price changes over a four year measurement period from the period end, June 30, 2006, which is consistent with the methodology adopted in previous financial years. We used historical exercise data based on the age at the grant of the option holder to estimate the option’s expected term, which represents the period of time that the options granted are expected to be outstanding. The risk free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of grant. We recognize compensation expense for the fair values of those awards which have graded vesting on an accelerated recognition basis.

The following assumptions were used to estimate the fair values of options granted:

	Six months to	Six months to
	30 June	30 June
	2006	2005
	$'000	$'000
	Unaudited	Unaudited
Options granted at the market price risk free interest rate (percentage)	4.39	3.81
Expected life (in years)	4	4
Volatility (percentage)	105%	75%
Expected forfeiture rate (percentage)	5%	—

During the six months ended June 30, 2006, and June 30, 2005 all options were granted at the market price.
As employee trends become clearer following its recent restructuring, the company will adjust the compensation expense accordingly and update its assumption relating to expected forfeiture rates for the year end.

     D. Treatment for securities held for trading
Under UK GAAP investments (including listed investments) held on a current or long-term basis are stated at the lower of cost or estimated fair value, less any permanent diminution in value. Under US GAAP the carrying value of marketable equity securities is adjusted to reflect unrealized gains and losses resulting from movements in the prevailing market value. During 2002, the value of the current asset investments was written off to zero under UK GAAP but continues to be marked to the current market value under US GAAP.
Under US GAAP, at June 30, 2006 the fair value of current asset investments was $18,000 (December 31, 2005: $24,000).
     E. Adjustment for revenue recognition
During 2005, the Company received an initial access fee of $500,000 on the licensing of certain rights to its LAX-202 candidate. Under UK GAAP, this license fee was recognized as income in 2005 as Amarin had met all obligations of it under the contract in connection with the initial payment. Under US GAAP, under SAB 104, this fee is being deferred and amortized over LAX-202’s development period, which is estimated to be 5 years from 1 January 2006.
     F. Restructuring provision — staff redundancy costs
Under UK GAAP, redundancy obligations other than pensions are liabilities, which should be recognized in the accounts in line with FRS 12. In 2005 $441,000 was charged in respect of redundancy obligations. This amount was accrued at 31 December 2005.
Under US GAAP, redundancy benefits are only be accounted for where they meet certain conditions. Where all such conditions are not met in full, no provision is recorded. A portion of Amarin’s redundancy costs related to a statutory element ($24,000), so these were accounted for under FAS 112 and accordingly were charged in 2005. The remaining redundancy costs were accounted for under FAS 146. Not all of those remaining costs met all the criteria for recognition in 2005. Redundancy costs of $80,000 recorded under UK GAAP in 2005 have now been recognized under FAS 146 in the six month period ended 30 June 2006, with the completion of the Company’s redundancy programme.
     G. Property costs
Under UK GAAP, at 30 June 2006 Amarin recognized a liability of $132,000 (31 December 2005: $187,000) being the property costs associated with the occupied portion of the Stirling property which was still occupied at June 30, 2006 which will be incurred in the period from July to December 2006.
Under US GAAP, no liability should be recognized until the property has been vacated.
     H. Vacation accrual
Under UK GAAP, Amarin does not provide for vacation expense. In accordance with US GAAP, this expense would be fully provided for. At June 30, 2006 and December 31, 2005 the value was $115,000 and $78,000 respectively.
     I. Adjustment for acquisition accounting
Under US GAAP, when a business combination involves contingent consideration that, when resolved, might result in the recognition of an additional element of cost with respect to the acquired entity, a deferred credit should be recognized for the lesser of (1) the maximum amount of contingent consideration or (2) the initial amount of negative goodwill. The maximum amount of the contingent consideration for Laxdale was £25,000,000 ($48,200,000). The initial amount of negative goodwill was $41,354,000. Thus, a deferred credit of $41,354,000 was recognized on the acquisition of Laxdale, being the initial amount of negative goodwill.
When the amount of any contingent consideration becomes known and the consideration is issued or becomes issuable, any difference between the fair value of the contingent consideration issued or issuable and the deferred credit would be treated as follows:

     —An excess of the fair value of the contingent consideration issued or issuable over the amount of the deferred credit would be recognized as additional cost of the acquired entity.
     —An excess of the deferred credit over the fair value of the consideration issued or issuable would first be recognized as a pro rata reduction of the amounts that were initially assigned to eligible acquired assets, after which any remaining difference would be recognized as an extraordinary gain.
     J. Adjustment for consolidation
Under UK GAAP, foreign currency subsidiaries are consolidated into Group financial statements using the translation method most appropriate for their circumstances.
Amarin Neuroscience Limited is the Group’s research and development arm and is interlinked and dependent on the Group for funding and decision making. It therefore meets the criteria to use the temporal method and accordingly losses arising on translation for consolidation are reported within the income statement.
Amarin Pharmaceuticals Ireland Limited is the Group’s administrative company in Ireland employing all Irish based employees. It is also dependant on the Group for funding and decision making and meets the criteria to use the temporal method.
Under UK GAAP, foreign currency subsidiaries that are independent and more autonomous are translated and consolidated using the closing rate method, whereby gains or losses arising on translation for consolidation are reported in reserves as part of shareholders’ equity.
Under US GAAP, all gains and losses arising on translation for consolidation are reported as part of shareholders’ equity, within other comprehensive income, similar to the UK GAAP closing rate method. A difference of $932,000 arose in the translation of foreign currency balances between UK GAAP and US GAAP for the six months ended June 30, 2006 (June 30, 2005: $415,000). This has been adjusted for in the US GAAP net income reconciliation.
Using the closing rate method applicable under US GAAP would have resulted in an increase of $4,000 (December 31, 2005: reduction of $7,000) to shareholders equity as the temporal method also requires non-monetary assets to be translated at the exchange rate ruling at the date they were acquired rather than the year-end rate.
     K. Release of discount on loan note
In February 2004, Amarin issued a $5 million loan note and 500,000 warrants to Elan, as part of the settlement of debt obligations. In October 2004, Mr. Thomas Lynch purchased all of Elan’s interests in Amarin, which included the $5 million loan note and 500,000 warrants. Subsequently, Amarin agreed with Mr. Lynch the redemption of $3,000,000 of the loan note for ordinary share capital at a ten-day trailing average market price; the result being that, at the end of 2004, Amarin had in issue $2 million loan notes and 500,000 warrants in favor of Mr. Lynch. AIHL agreed to the redemption of the remaining $2 million of the loan note and to subscribe for 1,538,462 ordinary shares as part of the registered direct offering completed in May 2005.
Under US GAAP the $2 million loan note and the 500,000 warrants issued to Mr. Lynch were accounted for under APB 14, so that the proceeds of the loan note were allocated between the debt and the warrants based on their relative fair values. The debt was being accreted up to its face value over the term of the loan note, with a corresponding charge to interest expense. The fair value of the warrants continues to be retained in additional paid in capital until such times as they are exercised, lapse, or are otherwise dealt with. The initial value of the discount representing the fair value of the warrants was $389,000. The amortization of this balance of the period to 31 December 2004 was $20,000 leaving a year end carrying value of $369,000. This was written off in period to 30 June 2005. Under UK GAAP the warrants were regarded as not having affected the finance cost of the loan note.
     L. Recently issued accounting standards
In February 2006, the FASB issued FASB Statement No. 155 (SFAS 155), “Accounting for Certain Hybrid Financial Instruments: an amendment of FAS 133 and 140.” FAS 155 nullifies the guidance from the FASB’s Derivatives Implementation Group (DIG) in Issue D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, which deferred the application of the bifurcation requirements of

SFAS 133 for certain beneficial interests. FAS 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. FAS 155 also provides clarification on specific points related to derivative accounting. FAS 155 is effective for fiscal years beginning after 15 September 2006. The Company does not currently expect FAS 155 to have a material impact on its financial position, results of operations or cash flows.
In March 2006, the FASB issued FAS 156 “Accounting for servicing of financial assets” (“FAS 156”), which amends FAS 140, “Accounting for transfers and servicing of financial assets and extinguishment of liabilities”. SFAS 156 permits an entity to choose either the amortization method or the fair value measurement method for the subsequent measurement of each class of separately recognized servicing assets and servicing liabilities. SFAS 156 is effective as of the beginning of a company’s first fiscal year that begins after September 15, 2006, and is not expected to have a material impact on its financial position, results of operations or cash flows.
In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations.” FIN No. 47 clarifies the term “conditional asset retirement obligation” as used in FASB Statement No. 143, “Accounting for Asset Retirement Obligations.” This interpretation requires companies to recognize a liability for the fair value of a legal obligation to perform asset-retirement activities that are conditional on a future event if the amount can be reasonably estimated. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. FIN No. 47 is not expected to have a material impact on the Group’s consolidated financial statements.
In June 2006, the FASB issued FIN 48: “Accounting for uncertainty in income taxes and interpretation of FASB Statement No. 109”. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statement in accordance with FAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 is not expected to have a material impact on its financial position, results of operations or cash flows.

     M. Comprehensive loss
Comprehensive loss for the six months ended June 30, 2006 and 2005 was $12,739,000 and $8,983,000 respectively.
15. Summary consolidated cashflows under US GAAP

	Six months to	Six months to
	30 June	30 June
	2006	2005
	$’000	$’000
	Unaudited	Unaudited

Net cash (used) by operating activities	(12,346)	(8,937)
Net cash provided/(used) by financing activities	6,895	14,834
Net cash (used)/provided by investing activities	(37)	(57)

Net increase in cash and cash equivalents	(5,488)	5,840
Net effect of foreign exchange on cash and cash equivalents	396	(447)
Cash and cash equivalents at beginning of period	33,907	10,989

Cash and cash equivalents at end of period	28,815	16,382

In the six months ended June 30, 2006, the gain on foreign exchange movements on cash balances was $396,000. During the six months ended June 30, 2005 the corresponding figure was a loss of $447,000.